HEMISPHERE MEDIA GROUP, INC.
4000 Ponce de Leon Boulevard, Suite 650
Coral Gables, Florida 33146

August 8, 2016
Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
Re:	Hemisphere Media Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 14, 2016 File No. 1-35886

Dear Mr. Spirgel:
Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), hereby submits the following responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 26, 2016 (the “Comment Letter”) relating to the Company’s Annual Report (“Annual Report”) on Form 10-K for the fiscal year ended December 31, 2015.
The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, each comment from the Staff has been reproduced below, followed by the Company’s response. The information below is based on information available at the date of this letter. Any requested clarification or revisions to disclosure to be included in the Company’s future filings will be updated as necessary at the time of any such filing. Certain capitalized terms set forth in this letter are used as defined in the Annual Report. References to “we,” “us” or “our”, as used herein, refers to the Company.
Item 1A. Risk Factors, page 24
The broadcast incentive auction could result in the modification of our broadcast licenses for WAPA by requiring us to operate on other channels, page 36
1.	We note that the company is planning on participating in the reverse auction with regard to WAPA’s broadcast licenses. Clarify why management believes the broadcast incentive auction will have no material impact on the company’s business if it cannot predict the outcome of the incentive auction and repacking of broadcast television spectrum on the company’s business.

Response to Comment 1
The Company acknowledges the Staff's comment and respectfully advises the Staff that the Company cannot predict (i) the outcome of the incentive auction, (ii) whether the FCC will require any of the Company’s television stations to modify its transmission facilities in the repacking process, (iii) whether following repacking, the coverage area and population served by the Company’s stations will be completely preserved or (iv) whether the $1.75 billion set aside for reimbursing repacking expenses will be sufficient to cover all such expenses.  Nevertheless, the Company does not believe that the reverse auction will have a material negative impact on the Company’s business because during repacking, (i) the FCC is required to keep the Company’s stations in the more desirable ultra high frequency (UHF) band, (ii) the Company’s three television licensees have overlapping coverage areas, so it is unlikely that the Company’s network will lose service to a significant portion of the households that such network serves and (iii) if the FCC is unable to reimburse all of the Company’s repacking expenses, the amount of the shortfall is unlikely to be material to the Company’s Business as a whole.
The Company will include such clarification in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.
Management’s Discussion and Analysis, page 54
2.	We note you attributed the 16% increase in revenues to growth in advertising revenues and higher subscriber and retransmission fees. Please expand the discussion to separately quantify the increase in revenues attributed to each of the primary sources of revenue. In order to provide investors with insight into your results of operations, please quantify each variable attributable to the increase in revenue and expenses (i.e., volume and rates/prices.)
Response to Comment 2
The Company acknowledges the Staff's comment and sets forth below the following clarifications.
As noted in the Company’s Annual Report, the Company’s two primary sources of revenue are advertising revenues and subscriber/retransmission fees.
Advertising revenues are generated from the sale of advertising time which are typically earned pursuant to advertising arrangements with advertisers providing for a set number of commercial units to run over a defined period of time at a negotiated price per unit.  As a general matter, advertising revenues are tied to the success of our programming, including the viewing levels of our programming as measured by Nielsen Media Research (“Nielsen”).  Unlike some of our peer group however, we currently do not guarantee specified viewer ratings, and are therefore not required to provide additional units at no charge if contractually guaranteed viewer ratings are not met.  Instead, our advertising is variable in nature and tends to reflect seasonal patterns of our advertisers’ demands, which are generally greatest during the fourth quarter of each year, driven by the holiday buying season. In addition, Puerto Rico’s political election cycle occurs every four years, and we benefit from increased advertising sales in an election year. For example, in 2012 we experienced higher advertising sales as a result of political advertising spending during the 2012 general election.  We expect to benefit from political advertising sales in 2016.  In July 2015, Cinelatino ceased being commercial free; as a result, now all of our Networks generate advertising revenues.
As noted in our Annual Report, all of our Networks receive fees paid by our Distributors, including cable, satellite and telecommunications service providers.  These revenues are generally based on a per subscriber fee under multi-year contracts, commonly referred to as “affiliation agreements,” which generally provide for annual rate increases.  The specific retransmission/subscriber fees we earn vary from period to period, distributor to distributor and also vary among our Networks, but are generally based upon the number of subscribers who receive our Networks.  The terms of certain non-U.S. affiliation agreements provide that the retransmission/subscriber fees we earn are a fixed contractual monthly fee.  Changes in retransmission and subscriber fees are primarily derived from changes in contractual affiliation rates remitted to us for carriage of our Networks and changes in the number of subscribers for our Networks.  We seek to grow our revenues by increasing the number of subscribers of the Distributors that carry our channel offerings.  Accordingly, we continually review the quality of our programming to ensure that it is maximizing our Networks’ viewership and giving our Networks’ subscribers a premium, high-value experience. The continued growth in our subscriber fees will, to a certain extent, be dependent on the growth in subscribers of the cable, satellite and telecommunication service providers distributing our Networks and new system launches.  Our revenues may also increase over time through contractual rate increases stipulated in most of our affiliation agreements.
As requested by the Staff, in future Form 10-K and Form 10-Q filings, the Company will more fully describe and quantify the material factors contributing to significant changes in revenues, including a description of the underlying reasons for the cited increases and decreases.
3.	Refer to your discussion of income tax expense on page 59. Please expand the disclosure to explain the reason for the change in valuation allowance related to foreign tax credits, including the type of foreign tax credits, the reason for the timing of the change in valuation allowance and the countries involved.
Response to Comment 3
The Company acknowledges the Staff’s comment and sets forth the following clarifications.
The Company generated foreign tax credits in Puerto Rico, where the income tax rate is higher than the effective tax rate in the U.S.  In calculating the 2013 tax provision, management determined that the Company would not generate enough U.S. taxable income to utilize the existing foreign tax credits and established a valuation reserve of $2.5 million.
On April 1, 2014, we closed on the acquisition of the net assets of a Spanish-language television network business, which is comprised of Pasiones, Centroamerica TV and TV Dominicana and is focused primarily on the U.S. Hispanic market.  The addition of these channels to the existing business increased our expected U.S. taxable income making it reasonably certain that we will utilize such foreign tax credits. As a result, we included the following disclosure Note 5. Income Taxes in the Quarterly Report on Form 10-Q, for the period ended June 30, 2014:
“For the three and six months ended June 30, 2014 and 2013, our income tax expense has been computed utilizing the estimated annual effective rate of 38.8%.  Following the Cable Networks Acquisition on April 1, 2014, we determined that it was reasonably certain that our foreign tax credits will be realized and reversed the valuation allowance previously recorded of $2.5 million, which is primarily the difference between the actual effective tax rate and the annual effective tax rate of 38.8%.
For the three and six months ended June 30, 2013, our statutory Federal income tax rate of 34% increased to the annual effective income tax rate of 102.7% as a result of increases in the tax rate in Puerto Rico from 30.0% to 39.0% that will not generate offsetting U.S. income tax credits, the loss of a deferred tax asset as a result of the increase in the tax rate in Puerto Rico, permanent differences as a result of transaction costs, and statutory taxes.”
As requested by the Staff, in future Form 10-K filings, the Company will include similar disclosure, if applicable.
Liquidity and Capital Resources, page 61
Cash Flows, page 62
4.	We note the significant increase in cash provided by operating activities between 2014 and 2015. We also note the significant variation in cash provided by operating activities between the first three months of 2015 and 2016 (as reported in the company’s Form 10-Q for the quarter ended March 31, 2016). Please identify the drivers behind any material changes in working capital from period to period.
Response to Comment 4
The Company acknowledges the Staff's comment and sets forth below the following clarifications.
The drivers of change in the Company’s working capital can vary from period to period due to growth in our Business, seasonality in our revenues, the timing of premieres of programming on our Networks, and the timing of collections and payments.
As we grow our revenues, we typically experience an increase in accounts receivable on a calendar year basis.  However, the change in accounts receivable will vary from quarter-to-quarter due to the seasonality in our Business.  Historically our revenues are seasonally highest in the fourth quarter and lowest in the first quarter.  As a result, our accounts receivable balance peaks at year-end.  Given the payment terms, we typically see a decline in accounts receivable for the quarter ending March 31st as the Company’s November and December sales are collected in the first quarter of the following year.
Programming rights are tied to premieres of acquired programming on our Networks.  The contract value of licensed or acquired programming is recorded in programming rights upon the premiere of the program and then amortized over the life of the contract or the number of runs, whichever is shorter.  As a result, programming rights increase upon a premiere, which creates variations period to period.  We program our Networks on a full calendar year basis, so there is no regularity in the dates upon which new programming premieres.  Relatedly, programming rights payable will also vary period-to-period based on the timing of the premieres and the applicable payment due dates.
Furthermore, accounts such as prepaid expenses, accounts payable and accrued expenses will vary based on timing of payments in the ordinary course of business.  For example, historically the first quarter has seen an increase in working capital primarily due to the payment during the quarter of accrued agency commissions.  Certain advertising agencies are entitled to additional commissions upon the achievement of certain pre-agreed advertising investment thresholds in a particular calendar year.  These commissions are accrued throughout the fiscal year, which peak on the last day of the fourth quarter and are paid on the last day of the first quarter of the following fiscal year.  Accordingly, we typically see a decrease in liabilities in the first quarter.  Additionally, accrued compensation, which includes non-equity incentive compensation, is accrued throughout the fiscal year, but then paid in the first quarter of the following calendar year.  Accordingly, this will peak on the last day of the fourth quarter and then decline on the last day of the first quarter of the following fiscal year, and then increase again throughout the year.
As requested by the Staff, in future Form 10-K and Form 10-Q filings, the Company will identify the drivers behind any material changes in working capital from period to period.
Financial Statements
Note 6. Income Taxes, page F-22
5.	Please expand the disclosure to disclose the foreign jurisdictions that impact your tax provisions such as the foreign tax rate differential, foreign tax credits, foreign withholding taxes and deferred foreign tax credit offset.
Response to Comment 5
The Company acknowledges the Staff’s comment and will expand the annual disclosures in its Form 10-K filings to include the additional information requested.  The foreign tax rate differential, foreign tax credits and deferred foreign tax credit offset all relate to the impact of income earned in Puerto Rico, which has a higher tax rate than the U.S. Federal tax rate, resulting in the accumulation of foreign tax credits.  Foreign withholding taxes are generated as a result of doing business in Mexico and Central and South America, where foreign taxes are withheld from payments remitted to the Company.
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The Company hereby acknowledges that:
—	the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (305) 421-6319 or Alex J. Tolston, General Counsel and Corporate Secretary, at (305) 421-6334.
Very Truly Yours,

HEMISPHERE MEDIA GROUP, INC.

By:	/s/ Craig D. Fischer
	Name:	Craig D. Fischer
	Title:	Chief Financial Officer